Sino Resources Capital



Project Ocean

Implementation Strategy

December 2009

STRICTLY CONFIDENTIAL



Overview

JNMC wishes to acquire 100% control of KMK through a negotiated Plan of Arrangement under Canadian law, with the support of the KMK board and major shareholders. The acquisition strategy is examined in this report, which is divided into three sections dealing with the following issues:

1. Deal pre-requisites and pricing

- The role of the NDRC – why exclusive support for JNMC is essential in order to realise the maximum amount of value for both JNMC and China
- Acquisition mandate – an explanation of the need for JNMC to have flexibility in terms of both pricing and timing when negotiating with KMK and its major shareholders
- Pricing parameters - a review and recommendation in relation to the premium that JNMC will need to offer to gain the support of the KMK board and the value that KMK presents to JNMC

2. Approach Strategy

- The recommended strategy for approaching KMK and its major shareholders to seek support for a recommended Plan of Arrangement

3. Implementation

- Recommended transaction structure
- Documentation and procedure required to implement the proposed Plan of Arrangement transaction including Acquisition and Lock-up Agreements and TSX announcements
- Time Line

4. Post transaction

- Strategy to mitigate future capital gains and dividend taxes in Canada and the United States

Other considerations



This Implementation Strategy paper should be read in conjunction with the following two separate papers which have also been produced for JNMC's consideration:

1. Valuation Paper

- Examining the underlying value of KMK, both from the perspective of current shareholders and value to JNMC
- Demonstrating how our value outcomes compare to the current share price of KMK

2. Tax Issues Paper

- A review of taxation implications of any transaction with KMK under Canadian and US tax laws
- There may be some serious tax issues that need formal advice from Kirkland & Ellis



SECTION 1 – DEAL PRE-REQUISITES AND PRICING



Section 1 – Deal Prerequisites and Pricing

The Role of the NDRC

The board of KMK has introduced Zijin onto the KMK register in an attempt to generate a competition for control of KMK between Zijin and JNMC. It is critical that JNMC secures exclusive approval for an acquisition of KMK from the NDRC in order to facilitate a smooth transaction and prevent a bidding war

There are a number of important reasons why the NDRC should give JNMC exclusive approval to acquire KMK:

Pricing:

- If the NDRC allows a contest for control of KMK between JNMC and Zijin, it will inevitably result in a much higher price being paid to KMK shareholders, as demonstrated on the following slides
- It is unlikely that the board of KMK will agree to support an offer from JNMC until it is convinced that Zijin is unwilling (or unable) to make a higher competing offer – until that time, the KMK board can be expected to do everything possible to play JNMC off against Zijin
- As the ultimate provider of finance to Chinese SOEs wishing to make foreign acquisitions, the Chinese central government should not allow two Chinese entities to compete against each other and push the price of foreign assets higher, to the benefit of foreign owners and the detriment of the Chinese government

Ownership:

- JNMC has been working with the company for 3 years and sees the Xietongmen deposit as an important strategic asset for future growth

Implementation:

- The prior approval of the NDRC is needed before negotiations with the KMK board can commence so that JNMC is able to move quickly to sign a binding agreement with KMK and announce an agreed transaction
- The sooner NDRC approval can be obtained the better – JNMC needs to be in a position to chose the time at which to make an approach

Section 1 – Deal Prerequisites and Pricing
Acquisition mandate



Should JNMC choose to proceed with an acquisition of KMK, the objective is to secure the support of the KMK board for an offer at the lowest possible price

1. The market price of KMK shares and general equity and commodity market conditions at the time JNMC commences negotiations with KMK

2. The board's confidence about the future of KMK – the status of (and risks associated with) KMK's rights to develop the project are likely to have a major influence on price expectations

3. Whether KMK and its major shareholders believe that any other party (i.e. Zijin) is likely to make a competing offer and, if so, when

It is difficult to assess the impact of these and other factors on the price that the KMK board will require to give its support to an offer from JNMC.

It is essential that JNMC is given exclusive NDRC approval and pricing flexibility before approaching KMK to negotiate acquisition terms.



Section 1 – Deal Prerequisites and Pricing

Average Bid Premia – Non contested bids – 29%

The key objective should be to achieve an outcome where JNMC is the only Chinese entity that is able to bid for KMK. Avoiding a competition for control should reduce the ultimate price that JNMC will have to pay to gain control of KMK

It is generally accepted that a premium in the range of 20~50% is required to the support of a target company's board and shareholders

The chart to the right sets out the premia paid for mid-cap Canadian mining companies in recent un-contested public market acquisitions

The average premium in this sample is 29%


70%
60%
50%
40%
30%
20%
10%
0%
-10%
Premium (to last close price prior to announcement)
Average Premium, 29%
Aquiline Resources (Oct 09)
Stingray Copper (Oct 09)
Moto Goldmines (Jul 09)
High River Gold (Jun 09)
Western Goldfields (Mar 09)
Euro Resources (Aug 08)
Anglo Potash (May 08)
Nothern Peru Copper (Dec 07)
Eurasia Gold (May 07)

Source: Capital IQ and Company Announcements
Note: Moto share price had a run up to the initial announcement. Bid premium to 20 day VWAP is 44%

Section 1 – Deal Prerequisites and Pricing

Average Bid Premia – Competitive bids – 123%



In a competitive bidding situation, the board of the target company expects and typically receives a significantly higher premium. The average premium paid for contested comparable transactions in this sample was 123%

In contrast to un-contested bids, when two or more bidders compete in a public markets acquisition, much larger premiums have been observed in the Canadian and Australian mid-cap mining stocks

As set out in the chart to the right, in some instances, the premiums achieved by target company shareholders have been well in excess of 100% of the pre-bid share price


190%
170%
150%
130%
110%
90%
70%
50%
30%
10%
-10%
Premium (to last close price prior to announcement)
Average Premium, 123%
Cliffs - Freewest Resources (Dec 09)
MinRes - Polaris (Nov 09)
Avoca - Dioro (Apr 09)
JNMC - Tyler Resources (Jan 08)
Sinosteel - Midwest (Jun 08)
Palmary - ConsMin (Dec 07)
Xstrata - Lionore (May 07)
Paladin - Summit (Apr 07)
Antofagasta - Tethyan (Mar 06)

Source: Capital IQ and Company Announcements, selection of mid-cap resource transactions between 2007-2009



Section 1 – Deal Prerequisites and Pricing

Share price analysis - Supporting factors

The KMK share price has gathered significant momentum since Zijin was introduced onto the KMK share register, although KMK is still trading within its long term range

- **KMK share price** has been positively affected by two major influences:
    - **Zijin/Anticipated bid competition:** Introduction of Zijin increased perception in the market that the might be a bidding war for KMK between JNMC and Zijin
        - Zijin is known to be highly aggressive and is currently undertaking a number of acquisitive transactions
        - Perceived risks around JNMC providing project financing are mitigated through introduction of another potential partner
    - **General recovery in equity markets and commodity prices**
- **Within long-term range:** KMK is currently trading broadly in line with where it traded between 2004 - 2008, prior to the share market and commodity price crashes



Mining Licence Application submitted and start of GFC
3.00
2.50
2.00
1.50
1.00
0.50
0.00
KMK share price (C$)
JNMC investment in KMK
JNMC Approach KMK
Zijin placement
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09

Source: Bloomberg, 30 November 2009

Section 1 – Deal Prerequisites and Pricing

Value opportunity for JNMC



There is a differential between KMK share price and the value that JNMC could capture by acquiring 100% of KMK based on our assessed value of C$4.10 per share, creating an attractive value opportunity for JNMC. The value eventually created for JNMC is the difference between the price paid (including premium) and the DCF value of of KIA in Jaguar's hands [1]

- The aim for JNMC is to agree a price that would maximise the amount of value creation being retained, while still achieving a price that would be acceptable to the KMK shareholders
- The gray dotted lines indicate the impact of paying a high (50%) and low (20%) premium to the current market price of KMK shares
- The recommended bid price falls half way between the 20-50% premium and still indicates significant upside to JNMC's base valuation
  - Valuation assumes there are no additional negative tax issues - for further discussion see [Tax Advice]


C$4.50
C$4.00
C$3.50
C$3.00
C$2.50
C$2.00
C$1.50
Price/value per share
C$3.11 - 50% premium
C$2.80 – Suggested bid price
C$2.48 - 20% premium
KIA Share Price
Potential Value Creation
JNMC Value per Share

Source: Bloomberg, 8 December 2009

Note 1: JNMC DCF value based on Aker Kvaerner Technical Report, JNMC internal assumptions and commodity prices: Cu @ US$2.50/lb, Au @ US$850/oz, Ag @ US$15/oz. Assumes 1 years of planning, 2.5 years of construction, and 14 years of operations. Assumes no additional tax issues



Section 1 – Deal Prerequisites and Pricing

Recommended offer range

SRC recommend that JNMC seek exclusive NDRC approval to approach the board of KMK and offer up to C$3.11 per share, which represents a 50% premium to the current share price of [C$2.07]

Our recommendation is based on the following:

1. The recommended top price is supported by our assessment of the fundamental value of KMK to JNMC using JNMC's key assumptions in relation to cost of capital, foreign exchange rates and long term gold and copper prices

    - SRC have assessed the value of KMK based on public information of the Xietongmen project and JNMCs internal assumptions to be in a range of US$421m to $639m (C$2.70 to C$4.10 per KMK share)

2. The shareholders of KMK will require a "typical" change of control premium in order to support the proposed offer. Comparable transactions in Canadian and other Western markets suggest that a premium of between 20% and 50% to the pre-bid market price of KMK shares will be required (C$2.48-$3.11)

3. JNMC will need to be given exclusivity and flexibility in order to effectively negotiate with the KMK board and capture the maximum amount of value



Section 2 – Approach Strategy



Key Assumptions

In considering the potential approach strategy, we have made the following assumptions

- The relationship between JNMC and the KMK Board / Hunter Dickinson is currently strained
- KMK has introduced Zijin to try and generate competition for control between JNMC and Zijin
- It will be difficult to seek binding commitments from the KMK Board and Hunter Dickinson unless KMK is satisfied that Zijin will not be able to compete for control
- If JNMC announces a recommended offer, there is very little prospect of any third party competing offer – i.e. a bid from a non-Chinese third party is most unlikely due to the significant risk that they may not obtain a mining licence to develop Xietongmen



Section 2 – Approach Strategy
Key Stakeholders – Board / Hunter Dickinson

In order to succeed in acquiring KMK, JNMC will require the support of the KMK Board and KMK's major shareholder, Hunter Dickinson (HDI)

- HDI is a well-known long-term investor in international mining projects
- HDI has embarked on a strategy to maximise competitive tension for control of KMK, given their strained relationship with JNMC and unsuccessful efforts to date in seeking to obtain a mining licence for Xietongmen
- HDI and the KMK board are not expected to agree to any offer from JNMC unless they are certain that there is no chance of a counter-bid from Zijin
- Any approach to HDI / KMK will need to be designed to maximise pressure on the board and HDI to accept, while giving the clear impression that JNMC is prepared to walk away if a sensible price cannot be agreed

Directors & Management	KMK Position	Affiliation	Common Shares	Preferred Shares	Options
1 David Copeland	President, CEO	HDI (Proj Dev) / Taseko	2,275,419	-	800,000
2 Ronald Thiessen	Co-Chairman	HDI (CEO) / Taseko (Chair)	1,925,420	-	600,000
3 Robert Dikinson	Director	HDI (Chair)	1,753,091	481,620	400,000
4 Rene Carrier	Director	HDI / Amarc / Rockwell	195,500	-	300,000
5 Scott Cousens	Director	HDI / Taseko	1,664,389	-	400,000
6 Gordon Fretwell	Director	Indep - Lawyer	88,750	-	300,000
7 Gerald Panneton	Director	Indep - Geo	21,500	-	700,000
8 Jie Yang	Director	Prev GCM Inc	569,196	-	400,000
9 Zhi Wang	Co-Chairman	Prev. GCM Inc	2,276,784	-	900,000
10 Fuyu Wang	Director	JNMC Rep	-	-	-
11 *[Not yet announced]*	Director	Zijin Rep	-	-	-
Dickson Hall	Vice President	VP Development	-	-	550,000
Marchand Snyman	CFO	CFO	-	-	400,000
Trevor Thomas	Secretary	HDI / Taseko	-	-	115,000
			10,770,049	481,620	5,865,000



Section 2 – Approach Strategy

Key Stakeholders – Zijin

Our view is that JNMC should not approach Zijin before any approach is made to KMK

- Zijin is clearly in acquisition mode, looking to secure international copper / gold projects to increase its global resource base. Zijin's listed structure and access to debt and equity capital enable it to act quickly when acquisition opportunities arise
- There are legal complications if Zijin support to a JNMC acquisition of KMK were sought. Under Canadian corporate law, various levels of support or cooperation between JNMC and Zijin may end up precluding both parties from voting on a Canadian plan of arrangement
- Once an agreement has been reached with the KMK Board, at that stage JNMC may be best placed to seek a standard lock-up agreement with Zijin



Recommended Approach Strategy

We recommend an approach strategy that is tailored towards the outcome which JNMC is able to achieve with NDRC

- JNMC should only approach KMK when it has a clear mandate from NDRC for the acquisition
- The timing of JNMC's approach to the KMK Board is a question for JNMC that will be influenced by:
  - JNMC's view on the outlook for commodity prices and other key value assumptions – if JNMC believes the price of copper is going to rise, the KMK share price will also be likely to appreciate, so an earlier approach while the share price is lower could be attractive
  - the relationship between JNMC and KMK – to the extent that the relationship is likely to under growing strain in the near future, it is likely to be more beneficial to have a discussion on value sooner rather than later; and
  - political issues impacting Chinese/Canadian relations
- Once these factors are in alignment, JNMC should approach the KMK Board and seek to negotiate a board approved acquisition by way of a recommended Plan of Arrangement
- When JNMC is ready to approach KMK, representatives of SRC would facilitate a meeting with key KMK board members in Vancouver. We assume that JNMC representatives would attend this meeting



Section 3 – Implementation



Section 3 – Implementation

KMK Corporate Structure

KMK's interest in the Xietongmen project is held through a complicated corporate structure with entities sitting in various jurisdictions



Continental Minerals Corporation (British Columbia)
100%
100%
N7C Resources Inc. (Cayman Islands)
Great China Mining Inc. (Merged Co.) Nevada
100%
N8C Resources Inc. (Cayman Islands)
60%
40%
Highland Mining Inc. (British Virgin Islands)
Great China Mining (Canada) Inc. (British Columbia) (Inactive)
100%
Tibet Tian Yuan Minerals Exploration Ltd. (PRC)
100%
100%
Laze Exploration Rights
Xiongcun Exploration Rights



Section 3 – Implementation

Recommended Acquisition Structure

We recommend a Canadian BidCo be formed, to be held via JNMC's HK domiciled private company

- JNMC to seek approval SAFE to fund Hong Kong entity
- Canadian BidCo is formed being a 100% wholly owned subsidy of JNMC Hong Kong
- BidCo to acquire KMK via an agreed Plan of Arrangement
- The acquisition structure allows flexibility for:
  - introduction of equity partners for the acquisition, if so desired; and
  - facilitating an IPO in the medium term, if JNMC wishes to use KMK as a seed asset for the IPO


JNMC (HK)
BidCo (Canada)
KMK (Canada)



Section 3 – Implementation

Plan of Arrangement

We recommend that the JNMC use a plan of arrangement in the acquisition of KMK, outlined below are the three phases of the transaction and a brief on each phase:

1. **Approach/preliminary negotiation;**
2. **Documentation/final negotiation; and**
3. **Regulatory approvals/implementation**

1. Approach/preliminary negotiation

- JNMC to receive exclusive NDRC approval for an acquisition of KMK
- JNMC to seek to negotiate support from KMK for an acquisition by means of a “one-step” plan of arrangement transaction. This would result in JNMC and KMK entering into a Support Agreement with KMK and Lock up agreements with management (described below in 2)
- Any acquisition by JNMC will be considered an ‘insider’ transaction, attracting independent valuation requirements. This valuation must be prepared under supervision of a special committee of KMK’s board which would make a hostile approach very difficult
- Under a Support Agreement, a “break fee” and “right to match” subsequent competing proposals are normal “deal protections” that would be sought on JNMC’s behalf, this gives a financial advantage to JNMC (or any acquirer who initially wins support of KMK’s board)
- A plan of arrangement (“Plan”) results in all shares being acquired in a single step, with no second stage follow-up as in a bid and also allows sequencing of transaction steps to achieve tax planning objectives

Section 3 – Implementation
Plan of Arrangement



2. Documentation/final negotiation

- The key first stage document would be a **Support Agreement** which would be negotiated with the company once JNMC decide to approach, with the typical features outlined below:
    - KMK would call a shareholders meeting to approve, and to recommend that its shareholders approve, the acquisition by JNMC
    - KMK would not be allowed to solicit or support other acquisition proposals but will have a "fiduciary out" to consider and support financially superior proposals subject to:
        - Payment of a break fee (which would be proposed to be up to 2.5% of the transaction value if the recommendation is withdrawn; and
        - Allowing JNMC a right to match any superior proposal for a period of typically 5 business days before KMK can change it's recommendation and support the other proposal.
    - Closing of the Plan would be conditional on any required Canadian regulatory approvals (although we have been advised that the bid will not be subject to any Investment Canada act requirements), but not NDRC, SAFE or any other applicable PRC approvals
    - The Plan may be terminated by JNMC if the Plan is not approved by KMK shareholders or in the event of a limited range of material adverse changes in KMK

Plan of Arrangement



2. Documentation/final negotiation,

- The other key first stage document would be the **Lock-up Agreements** which would be negotiated with the relevant parties once JNMC decide to approach
  - The Lock up Agreements would obligate locked up directors/management or any other group to vote in favour of the agreed Plan
  - Normally the Lock-up Agreement will provide for termination if and when the fiduciary out is exercised by KMK to support an unmatched superior proposal
- Both parties would also need to agree on an joint **announcement/media release** promoting the agreed transaction

Section 3 – Implementation

Plan of Arrangement



3. Regulatory approvals/implementation

- Following signing of the Support Agreement and Lock-Up agreements and announcement of the transaction:
    - KMK will be required to call a shareholder meeting and prepare a management information circular describing the transaction which would be sent to all shareholders
    - At the meeting, the Plan requires approvals by:
        - 66 2/3% of all shareholders who vote (including JNMC's stake); AND, because it involves an acquisition by an insider
        - 50% of "non-insider" shareholders who vote (i.e. excluding JNMC's stake)
    - Closing will occur once final court approval and any Canadian Regulatory approvals are obtained



Section 3 – Implementation

Timeline

Indicative timeline for the Plan of Arrangement, starting from day of KMK approach

Week 1	Week 2	Week 3	Week 4	Week 5	Week 6	Week 7	Week 8	Week 9

Approach Target

- Negotiate Support Agreement and Management Lock-ups
- Target Prepares Independent "Formal Valuation"

Execution of Support and Lock-up Agreements

Public Announcement of Deal

- Target Preparation of Proxy Circular for Shareholders' Meeting (includes Formal Valuation)
- Obtain "Interim" Court Order for Meeting
- Mail Proxy Circular for Shareholders' Meeting
- Solicitation of Proxies
- Shareholders' Meeting
- Obtain Final Court Order

Closing